                                                                HEI Exhibit 12.1
                                                                ----------------


Hawaiian Electric Industries, Inc. and subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)


                                                                    Nine months ended September 30,
                                             --------------------------------------------------------------------------
(dollars in thousands)                            1997 (1)            1997 (2)            1996 (1)            1996 (2)
-----------------------------------------------------------------------------------------------------------------------
FIXED CHARGES
Total interest charges

   The Company (3)...........................      $102,431            $164,852            $ 93,927            $164,243
   Proportionate share of fifty-percent-
     owned persons...........................           446                 446                 538                 538

Interest component of rentals................         2,227               2,227               2,866               2,866
Pretax preferred stock dividend requirements
 of subsidiaries.............................         7,771               7,771               8,429               8,429

Preferred securities distribution
 requirements of trust subsidiaries..........         7,503               7,503                  --                  --

                                             --------------      --------------      --------------      --------------
TOTAL FIXED CHARGES..........................      $120,378            $182,799            $105,760            $176,076
                                             ==============      ==============      ==============      ==============

EARNINGS
Pretax income................................      $108,297            $108,297            $100,372            $100,372
Fixed charges, as shown......................       120,378             182,799             105,760             176,076
Interest capitalized
   The Company...............................        (4,714)             (4,714)             (4,570)             (4,570)
   Proportionate share of
    fifty-percent-owned persons..............          (111)               (111)               (538)               (538)
                                             --------------      --------------      --------------      --------------
EARNINGS AVAILABLE FOR FIXED CHARGES.........      $223,850            $286,271            $201,024            $271,340
                                             ==============      ==============      ==============      ==============
RATIO OF EARNINGS TO FIXED CHARGES...........          1.86                1.57                1.90                1.54
                                             ==============      ==============      ==============      ==============
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(1)  Excluding interest on ASB deposits.

(2)  Including interest on ASB deposits.

(3) Total interest charges exclude interest on nonrecourse debt from leveraged leases which is not included in interest expense in HEI's consolidated statements of income.